http://billingsgazette.com/lifestyles/health-med-fit/montana-team-recommends-hospitals-add-depression-screening-to-patient-questionnaires/article_47d59ad5-51ac-535d-a953-13fed16f5ae1.html

Montana team recommends hospitals add depression screening to patient questionnaires

By ZACH BENOIT zbenoit@billingsgazette.com Jan 9, 2017



Registered nurse Jaime Martian and psychiatric services director Dr. Lyle Seavy of Billings Clinic show off a depression and suicide screening app on an iPad in the emergency department.

CASEY PAGE, Gazette Staff

Just about every time a patient meets with a doctor or nurse, they'll go through a series of questions and tests to check their vital signs.

That includes heart rate, blood pressure, body temperature and rate of breathing, but Montana mental health officials would like to add another item.

As part of a larger effort to address Montana's decades-long place among the states with the highest suicide rates, state mental health officials are recommending a significant number of health care providers be trained in depression and suicide prevention screening.

National studies have indicated that about 45 percent of Americans who die by suicide see a doctor or health care provider within a month of dying, and as many as 20 percent see one within 24 hours.

With that in mind, the Montana Suicide Mortality Review Team included in its 2016 annual report a recommendation for mandatory suicide prevention and risk assessment training for primary care providers that could help them better recognize, address and find help for people at risk.

"Primary care is the point of contact for most people because we don't have the mental health resources to adequately meet the need," said Karl Rosston, state suicide prevention coordinator with the Montana Department of Public Health and Human Services. "My experience is they'll go to a doctor first, clergy second and then maybe a mental health professional."

The belief behind the recommendation — the team recommends the Montana Legislature take up the issue to create a statewide standard — is that front-line medical providers can identify potential mental health issues earlier and get patients the help they need before they harm themselves.

It could apply to physicians who have contact with patients, as well as nurses, chiropractors, naturopaths and behavioral health providers, among others.

With the right tools, primary care can help prevent suicides, wrote Dr. Jerry Reed, director of the national Suicide Prevention Resource Center, for the federal Center for Integrated Health Solutions.

"Primary care physicians are increasingly asked to screen for a variety of health conditions, but often lack the capacity to take these screenings on or know where to make appropriate referrals for those who screen positive," he said. "However, there are brief screening tools for suicide and other mental health issues that people can complete while in waiting areas that providers then review to identify in advance those who may be at risk and need additional time."

Rosston said in the past few years he's held free daylong training sessions for as many as 500 Montana health care providers on a simple screening they can complete with patients. Bozeman Health has been a leader in that effort, receiving training for about 300 employees, he said.

About 60 nurses at St. Peter's Hospital in Helena also recently received training, while several dozen staff and medical residents at Billings Clinic, students in Rocky Mountain College's physician assistant program and Carroll College's nursing school have also been trained.

"We're advocating for depression screening to really be the next vital sign," he said.

Asking the questions

At St. Vincent Healthcare in Billings, every patient who comes into the emergency department is asked a series of mental health-related questions, from a national evidence-based program, as part of the larger patient questionnaire.

Katrina Mitchell, the hospital's director of critical care services, said that during the triage and intake process, the questions must be asked, even though it can be a difficult topic.

"Any patient that comes in, regardless of their condition, will get asked those questions," she said.

Dr. Michael Bütz, a psychologist at the hospital and the federal advocacy coordinator for the Montana Psychological Association, said most providers coming into the hospital have some training in such screenings and that mental health training is part of the process of physicians becoming board certified.

In addition, nurses receive training during their education in nursing school.

When a patient's answers indicate they might need mental health assistance, options can include making sure they go home with a family member and resources for help in the community, a voluntary inpatient stay, a visit from a mental health professional such as Bütz for further assessment or admission to Billings Clinic's psychiatric department for specialized care.

"What we're doing right now is we're staffing up to try and meet the need at the most elemental levels," Bütz said. "We're well aware of that and are working hard to meet that need now and have a better understanding of where they fall through the cracks."

The hospital now has five behavioral health specialists who are on call for mental health services in the emergency room and other departments, and it is working to embed specialists in seven primary care clinics.

Lyle Seavy is Billings Clinic's director of psychiatry and said that he's been working with other departments in the hospital — including oncology, internal medicine and same-day care — to use the same evidence-based screening methods.

Those are methods that, much like the suicide review team's recommendations, can be used by PAs, nurses and other staff when seeing patients

How well it works

In a related effort at Billings Clinic, an ongoing pilot project is looking at including suicide screening questions in a survey taken on a tablet by patients in the emergency department waiting room.

The hospital is assessing how well it works in determining a patient's risk level. Critical access hospitals around the state could eventually offer it, Seavy said.

Part of the training and eventual assessments involve creating a safety plan for patients to take home with them, Rosston said.

The plan helps with who to reach out to and how to make home safe for the person, and it can be shared with spouses, parents, family members or other loved ones who can help. It also gives people access to a mobile app that lays out the plan and can connect them with a crisis line at the touch of a button.

"It’s helping a patient develop a plan of action and maybe get them through until they can get to a mental health office," Rosston said. "It gets them through the immediate crisis, and it reduces that isolation."

Seavy said that after learning about the safety planning process at a statewide conference, he returned to Billings Clinic intent on putting the practice into place in the emergency department.

Trained to use it

At RiverStone Health, physicians in the Montana Family Medicine Residency go through suicide prevention and mental health training as part of their training.

Claire Oakley, director of RiverStone's Population Health Services, said that it's important for medical personnel to receive such training during their education, not only for the patients' benefit but also because it helps health care providers gain a better understanding of mental health issues and treatment."If you have it in the training, you're more likely to use it," she said. "And part of that training is to dispel the myths around issues like suicide."

The 2016 Montana suicide report noted that in about 74 percent of the reported suicides in the state, the person displayed some warning signs beforehand. Rosston believes training more health providers could serve as a way to catch more people before they attempt suicide.

"I don't think we can afford to wait until we have all of the mental health services in place," he said.

Bütz said training medical staff is just one part of a larger effort needed to address mental health and suicide in Montana. More resources and education are needed statewide and unique barriers, such as the state's large swaths of rural areas, must be addressed.

Suicide prevention is a community issue that will take every person listening and work toward a solution, he said.

"That takes some community coherence as well as some courage to stretch out and meet people where they are.